UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                               Canadian Hemp Corp.

        (Exact name of Small Business Issuer as specified in its charter)


             British Columbia                           N/A
     (State or other Jurisdiction of      (IRS Employer Identification No.)
     Incorporation or Organization)

          9175 Mainwaring Road, Sidney, British Columbia CANADA V8L 1J9
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (250) 656-7233



     Securities to be registered pursuant to Section 12(b) of the Act: None
     ----------------------------------------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:
     ----------------------------------------------------------------
                           Common Stock no par value.
                           --------------------------
                                (Title of Class)

                               Canadian Hemp Corp.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of

         Operation................................             17

Item 3.  Description of Property.............................  22

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  23

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  24

Item 6.  Executive Compensation..............................  26

Item 7.  Certain Relationships and Related Transactions......  27

Item 8.  Description of Securities...........................  28

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  28

Item 2.  Legal Proceedings...................................  29

Item 3.  Changes in and Disagreements with  Accountants......  29

Item 4.  Recent Sales of  Unregistered Securities............  29

Item 5.  Indemnification of  Directors and Officers..........  30

                                    PART F/S

Item 1.  Financial Statements................................  30

                                    PART III

Item 1.   Index to Exhibits                                    32

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Forward-Looking Statements
--------------------------

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Introduction
------------

Canadian Hemp Corp. (hereinafter is also referred to as the "Company" and/or the "Registrant") is in the business of marketing, processing and distributing hemp seed oil, hemp seed nut, and organic fertilizer to North American market sectors. The Registrant is still in the development phase. At the end of its latest fiscal year, 12/31/01, total assets were $71,500; gross revenues were $8,600; and, the net loss was ($22,800). At the end of Fiscal 2000, ended 12/31/00, the Company had total assets of $82,900; gross revenues of $5,800; and, a net loss of ($220,000). The Company was incorporated on April 17, 1998 in the province of British Columbia.

The Company's principal office is located at 9175 Mainwaring Road, Victoria, British Columbia V8L 1J9. The contact person is Mr. Rick Plotnikoff, President and Director. The telephone number is (250) 656-7233; the facsimile number is
(250) 656-8860. The Company currently maintains a website at http://www.hempcorp.com


The Company's authorized capital includes 6,000,000 shares of common stock with no par value. As of the close of the Company's latest fiscal year, December 31, 2001, there were 4,843,700 shares of common stock outstanding.

The information in this Registration Statement is current as of May 1, 2002, unless otherwise indicated.

Historical Corporate Development
--------------------------------

The Company was incorporated in the province of British Columbia on April 17, 1998.

From the date of incorporation (April 1998) to the present the Company has sold 4,843,700 shares of common stock in private transactions.

During Fiscal 1998, ended December 31st, the founders of the Company, Rick and Hilde Plotnikoff and Mike Hamilton, were issued 4,349,000 common shares at a price of $0.0003 per share. In August of 1998 an individual investor by the name of D. Brodsky purchased 100,000 common shares at a price of $0.25 per share. During Fiscal 1999, ended December 31st, the Company sold 1,940,000 common shares at prices ranging from a low of $0.12 per common share to a high of $1.48 per common share. In December 1999 the Company purchased back 1,600,000 of these common shares at a price of $0.16 per common share.

During Fiscal 2000, ended December 31st, the Company sold 54,700 common shares in private transactions at a price of $1.48 per share.

BUSINESS
--------

Company Background
------------------

The Company is in the business of marketing, processing and distributing hemp seed oil and hemp seed nuts in Canada. The Company currently has in place a license granted from Health Canada, a department of the federal Canadian government, to sell hemp seed to Canadian farmers and to process these seeds into hemp seed oil and hemp seed nuts.

Company Products

The Company's primary product is hemp seed. In June, 1999, the Company planted 300 acres of farmland with hemp seed, which were harvested in November 1999. The harvested product was then pressed into hemp oil and other by products such as "seed cake" and "hemp nut" (from de-hulled seed).

In 1999, gross revenue from retail sales of hemp products worldwide was $150 million.

Canadian Hemp is a grower, processor and marketer of hemp seed products. The Company's products include:

o        Raw Hemp Seed
o        12oz bottles of cold pressed hemp oil
o        Hemp nut (dehulled seeds)
o        Hemp cake (meal) protein pellets
o        Bulk hemp oil for cosmetic companies
o        Formulating a Hemp chocolate bar

The  Company  also  maintains   multi-year  crop  purchase  contracts  with  100
independent growers to purchase all of the hemp harvested from an aggregate of up to 7,000 contracted acres.

Product Background

Hemp is a variety of the plant species cannabis sativa L., which was re-legalized for cultivation in March 1998 by the Canadian government and is currently administered and regulated by Health Canada, a division of the Canadian federal government. Hemp has been grown for thousands of years for seed, fiber and oil uses. The United States has other regulations and laws as to hemp cultivation.

Cannabis, the plant that produces marijuana, produces hemp seeds high in essential fatty acids, protein, dietary fiber and B-vitamins. Byproducts from the plant also include oils for cosmetic products and stalky fibers used to make paper, rope, fiberglass and other durable materials. "Industrial hemp" means the plants and plant parts of the genera Cannabis, as well as the leaves and flowering heads that do not contain more than 0.3% THC w/w.

Hemp production is not illegal in most industrialized countries, unlike the United States. All unrefined hemp products are imported from countries such as Canada and Mexico for domestic industries. The U.S. Drug Enforcement Agency defines hemp as the stalks and seeds of the cannabis plant.

Hemp has an average growing cycle of 100 days, and leaves the soil virtually weed-free for the next planting. Hemp is harvested for commercial use in more than 30 nations, including Canada, Japan and the European Union. It is used in products ranging from rope to men and women's lingerie. U.S. national retailers and manufacturers import roughly 1.9 million pounds of hemp fiber, 450,000 pounds of hemp seeds and 331 pounds of hemp seed oil from Canada and other nations each year. The U.S. imports more than $300,000 worth of hemp for industrial use annually.

Hemp production has been limited due to strict drug regulation, caused by concern over cultivation, distribution of marijuana. All marijuana is hemp; not all hemp is marijuana. Industrial hemp, which lacks marijuana's pschotropic potency, has been used for centuries in everything from clothing to lip balm. Marijuana usually has at least 5 percent or more of the hallucinogen delta-9 tetrahydrocannabinol (THC). "Industrial hemp" or hemp, contains only trace amounts of THC, usually less than 0.3%. And while marijuana remains illegal in most countries, the industrial hemp movement has gained momentum in recent years, especially in North America.

Hemp seed contains essential amino acids and essential fatty acids. It is high in calcium, magnesium, phosphorus, potassium, carotene, sulfur, iron, and zinc as well as Vitamins A., E, C, B1, B2, B4 and B6. Hemp seed is 25% to 35% oil and is one of the lowest in saturated fats of all the edible oils. It is a good source of polyunsaturated fatty acids.

The following chart provides examples of hemp usage:

Industry/Product Sector         Commercial/Industrial Uses

Building Material               Insulation, particleboard, medium-density
                                fiberboard, stucco and mortar.

Cordage                         Rope, twine, yarn, nets, traps, carpets,
                                geo-textiles and canvas bags.
Fuel                            Methanol, heating oil
Hemp-core chips                 Horse stable bedding, compost (when mixed with
                                manure), mulch, and mushroom compost.
Personal health and hygiene     Salad oils, pharmaceuticals and soaps
Plastics                        Cellophane, phenol
Pulp                            and paper products Diapers, newsprint,
                                cardboard, filters, non-woven and absorbent
                                paper, cardboard and packaging, fine and
                                specialty papers, printing papers
Textiles                        Clothing, carpets, curtains, upholstery

The companies in the following chart are examples of corporations who sell and/or use hemp products:

Company                                               Use/Applications

The Body Shop, UK                                     Skin-care product
Capers Health Foods                                   Health and Skin care
Sears Canada                                          Health Foods
BMW Europe; Chevrolet Lumina; General                 Dash boards
Motors; Mercedes; Corvette (floor mats)

Shaftebury Brewing Co. Ltd.                           Hemp Pale ale - hemp beer
Giorgio Armani, US                                    Clothing
Adidas                                                Shoes

Properties

The Company leases (first right of refusal) approximately 7,000 acres of improved land, principally in Canada. This land is primarily used for the cultivation of hemp and support activities, including the supply of seed and agronomic guidelines for farmers. The Company also leases a warehouse, packing station, loading and unloading facilities used in connection with its hemp production operations. Canadian Hemp also leases other related equipment, including a truck, used to transport hemp seed. This transport vehicle has a economic life in excess of 5 years. Properties used by the Company's hemp seed pressing operations include a total of five facilities: one facility in Winnipeg, Manitoba and four facilities in British Columbia. All of these facilities are leased from unrelated parties. The Company believes its property and equipment are generally well maintained, in good operating condition and adequate for its present needs. The Company typically insures its assets against standard risks with third-party insurers. The Company self-insures its hemp seed cultivations because of the high total cost of insurance from third parties and the geographic diversity of its hemp seed sources. For further information with respect to the Company's physical properties, see the descriptions under ITEM 1
- BUSINESS - GENERAL above, and Note 4 to the Consolidated Financial Statements.

Manufacturing Receiving and Processing

An important part of the Company's business strategy is the ability to process its grown and purchased hemp. The Company currently leases processing facilities located in:

ATLAS COLD STORAGE, 1588 Cliveden Ave.
Vancouver, BC V3M 6P1
o        Hemp Seed Oil, Seed Cakes and Mini Bulk Bags


PAUL HORNBY
10471 Palmberg Road
Richmond, BC  V6W 1C5
o        Hemp seed storage


CANADIAN HEMP CORP.
9175 Mainwaring Road
Sidney, BC  V8L 1J9
o        12 oz bottles of Hemp oil


GARTLEY STATION
#2 - 7816 East Saanich Road
Saanichton, BC  V8M 2B3
o        20-litre containers of  Hemp oil


The Company utilizes its entire network of manufacturing locations in the various stages of the processing of hemp. For example:

o Raw Hemp will be brought to Hemp Oil Canada's receiving stations. The Company contract leases a 3600 square foot receiving station and packaging facility in the same complex. This receiving station, along with contract receiving facilities in Winnipeg, Manitoba, clean and sort raw hemp.

o After sorting, the hemp is carefully and thoroughly cleaned to remove trace amounts of THC that can contaminate the seed coat. Seeds are then cold pressed (no heat, no oxygen) producing unrefined hemp oil. The unrefined products are batch tested following processing for THC according to the Health Canada protocol for THC analysis found in the Industrial Hemp Technical Manual produced by the Canadian government.

Packaging and Bottling

Another important part of Canadian Hemp's manufacturing strategy is its ability to bottle and package branded products in strategically located areas, helping to reduce freight and other distribution costs associated with shipping finished goods to customers. The Company will purchase its bottles from third party vendors such as, McKernan Packaging. Reno Nevada. The Company is in negotiation to purchase 15% of a food and packaging facility. The Company's packaging facility totals 1000 square feet, including 600 square feet of production area, 250 square feet of dry warehouse. The Company believes that its facilities are strategically located to minimize freight costs and maximize service levels.

Agricultural Operations

The Company does not own any land. It does contract with farmers in B.C., Alberta, Saskatchewan, and Manitoba, Canada, to purchase their hemp crop. Canadian Hemp typically contracts with seed growers to produce its seeds. It also produces seed on a company-leased farm. The Company provides the producer with male and female "parent" lines, which are multiplied into commercial quantities of hybrid seed. The producer returns the hybrid seed to one of the Company's production facilities for cleaning, quality control, packaging and climate controlled storage, prior to sale to the customer.

In fiscal 1999, the Company bought approximately 20 tons of hemp from other growers. Starting April 31, 1998, the Company started crop purchase contracts with independent hemp growers to purchase all of the hemp harvested from an aggregate of up to 7,000 contracted acres, subject to provincial marketing order limitations. These contracts are ongoing, starting with the 1998 calendar year crop, and pay the growers at a market rate, as defined, for all hemp delivered (plus higher prices for cleaned and bagged hemp grain in certain circumstances) and certain incentives. The quality and quantity of hemp produced in any given year is dependent upon certain factors over which the Company has little or no control. For example, extremes in temperature, rainfall levels, storms and hail, or crop infestations can all adversely impact the production in any crop year. While the Company makes efforts to reduce the potential adverse effects of these factors, hemp production remains subject to these agricultural factors. The Farmer also purchases insurance coverage which is subsidized by the federal government. These policies help insure against bad weather and other contingencies which may affect the hemp crop. They generally insure for at least 50% of the average crop yield over the past 10 years.

Marketing

The Company has an extremely limited marketing budget. However, the Company focuses its marketing efforts on media advertising; sales promotions; packaging and labeling.

Canadian Hemp' product sales are widely diversified geographically, with hemp oil representing the largest percentage of total sales outside of Canada. The table below illustrates the breadth of the Company's products and sales for each geographic region.
                    FISCAL YEAR 2001 NET SEED SALES BY REGION





 Geographic Region    Fiscal Year 2001 Net Sales    As a percentage of Net Sales
 British Columbia     $8197.70 (Cdn)                96%
 Other Canadian       $54.00 (Cdn)                  1%
 Provinces
 U.S.                 $ 319.30 (Cdn)                3%


Competition

The Company knows of five competitors. These competitors are:

    1. Hempola - The only known hemp seed presser in Canada. This company has a plant which utilizes a converted flax seed press for processing hemp. Hempola is located in Port Severn, Ontario.
    2. Kenex - A company which has recently opened a plant in Pain Court, Ontario CANADA to process fiber. Management has contracted with farmers in the Company's immediate area.
    3. Hempline - A small company located in London, Ontario.
    4. Fresh Hemp Foods - This company is located in Manitoba, and is contracting with farmers in the Canadian province of Manitoba. The company is a provider seed, technology and marketing to the hemp industry. With the U.S. ban on the growing of hemp, this company feels it can increase its profits by dealing with Canadian farmers rather than importing raw material from overseas.
    5. Hemp Oil Canada-A company which Canadian Hemp Corp will use to press oil. Hemp Oil Canada also presses their own oil for bulk sales.

Government Regulation and Legal Uncertainties

The Company will be contract growing and branding products in Canada and will distribute to North American customers. The commercial production (including cultivation) of industrial hemp is permitted in Canada, under license and authorization issued by Health Canada.

The Canadian industry is regulated by:

    1. The controlled Drugs & Substance Act:

         a. Industrial Hemp Regulations
         b. Narcotic Control Regulations

    2. Canada Agriculture Products Act
    3. Seeds Act

The  industry  is  regulated  and  licensing  is  mandatory.   General   License
application requirements for a corporation include:

    1. Head office or branch office location in Canada; and,
    2. A criminal record check for each Officer and Director.

The Company currently holds the following licenses for the cultivation, manufacture, and distribution of its products in Canada: Schedule 1 - License To cultivate Industrial Hemp; Schedule 2 - License To Import Industrial Hemp;
Schedule 3 - License To Export Industrial Hemp; Schedule 4 - License To Process Industrial Hemp; Schedule 5 - Site License To Sell Or Provide Industrial Hemp;
Schedule 7 - Industrial Hemp Plant Breeder License; Schedule 9 - Authorization To Possess Industrial Hemp; and Schedule 10 - License To Produce Industrial Hemp Derivatives And Products

Regulation in the United States

Cultivation, marketing, and distribution of hemp products in the United States is highly regulated by various government agencies, including the Drug Enforcement Administration, the Internal Revenue Service, the Department of Agriculture, and the Justice Department. For example On Oct 9, 2001, the United States Drug Enforcement Agency ("DEA") clarified the status of Industrial hemp in the United States. The DEA stated that hemp food products would be treated as schedule I controlled substance and banned from the United States if they contain THC(Delta-9-Tetrahydrocannabinol). In effect hemp food containing even trace amounts of tetrahydrocannabinol, or THC, is treated, similar to marijuana. Under such proposed rules, the use, sale and distribution would be a criminal offense. On March 7, the 9th District Federal Court of Appeals in California temporarily blocked the DEA's rule by granting the Hemp Industry Association's motion for a stay.

Currently, Canada and the European Community allow up to 10 parts per million of THC in hemp oil and seed. Under the new DEA policy, hemp products legal in Canada will be barred from U.S. markets.

State legislatures in 19 states, including North Dakota and Minnesota, have compiled legislation backing industrial hemp. Hawaii now allows private hemp research, and former tobacco farmers in Kentucky successfully created an Industrial Hemp Commission to regulate research.

The U.S. government makes little distinction between industrial hemp and the marijuana. According to the Controlled Substances Act of 1970, all products containing marijuana or THC -- even hemp products with only faint traces of the chemical THC, are considered illegal.

Trademarks and Formulae

The Company owns the domains hempcorp.com, Omegahempbar.com and is filing the Omega Hemp Bar trademark, which will be registered in the Canadian Trademark Office. The Company uses proprietary flavor formulations to make its hemp chocolate bar. It protects the confidentiality of these formulations by requiring employees to enter into confidentiality agreements.

Intellectual Property Rights

Intellectual property rights protect the Company products and technologies from use by competitors and others. Intellectual property rights of importance for the Company include utility patents, registrations under plant variety protection laws and trade secrets. Intellectual property rights focus on open-pollinated varieties, parental lines, traits and gene technologies related to hybrid varieties, novel traits, novel breeding technologies, molecular markers and disease resistance. In many countries, including the United States, the European Union and Canada, plant varieties can be protected under laws which grant rights to plant breeders to protect their seeds, including the right to prevent third parties from importing or exporting, storing, processing, reproducing or selling protected varieties within the territory of protection. The Company has no protected hemp plant varieties at this time. Under plant variety protection certificates or plant variety right certificates in the United States, the European Union, and other countries. The Company intends to start developing comprehensive intellectual property and protection through utility patents, including key varieties and parent lines. The Company will also aggressively expand protection of its varieties and parent lines through plant variety rights. Proprietary technologies not protected under these mechanisms are protected under trade secret laws.

Risk Factors

The Company is almost  exclusively  dependent  on the efforts of its  President,
-------------------------------------------------------------------------------
Richard Plotnikoff and has no depth of management.
-------------------------------------------------

The Company's success is dependent, to a large degree, upon the efforts of its sole executive officer, Richard Plotnikoff. The loss or unavailability of Mr. Plotnikoff could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for this individual. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place.

There can be no guarantee that the Company will  experience  significant  growth
--------------------------------------------------------------------------------
because it has been in  operation  since 1998 and to date has  achieved  minimal
--------------------------------------------------------------------------------
results:
-------

The Company has four years of operating history with minimal results upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties. These uncertainties include such critical factors as historically minimal profits and uncertainty as to actual demand for its products. There can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets.

Limited Financial Resources
---------------------------

The Registrant has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. Current market conditions limit the Registrant's ability to raise funds. If the Company is not able to raise additional funds in the next 12 months, the Company's ability to continue in business is in doubt.

There is no assurance  that the Company will be able to grow  internally  to the
--------------------------------------------------------------------------------
level that would be necessary to support a higher level of sales:
-----------------------------------------------------------------

Should the Company be successful in the sales and marketing efforts of its products it will experience significant growth in operations. If this occurs, management anticipates that additional expansion in the areas of both personnel and plant and equipment will be required in order to continue product development and product marketing. It is possible that the Company will not be able to finance this potential additional expansion. Any expansion of the Company's business would place further demands on its sole executive, operational capacity and financial resources. It is possible that the Company's sole executive will not be able to assume any additional responsibility and that the current operational capacity of the Company will not be able to accommodate additional business. The Company realizes that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, and product delivery when and if growth occurs. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of it's operations. The failure to manage growth effectively could result in the failure of the Company.

The Company markets its products on an international level and, consequently, is
--------------------------------------------------------------------------------
exposed to all of the risks of doing business on a worldwide basis.
-------------------------------------------------------------------

The Company plans to market and sell its products in the United States, Europe and Canada. As such, it is subject to the normal risks of doing business abroad. These risks include, but are not limited to, unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, discontinuity of the Company's infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on the Company's business. The Company does not currently hedge its foreign currency exposures.



Our  independent  auditor  believes  that there is  substantial  doubt about the
--------------------------------------------------------------------------------
Company's ability to continue as a going concern.
-------------------------------------------------

The independent accountants have rendered a going concern opinion on the accompanying financial statements. Continuation of an entity as a going concern is assumed in financial reporting in the absence of significant information to the contrary. Ordinarily, information that significantly contradicts the going concern assumption relates to the entity's inability to continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

The Company has total liabilities in excess of total assets, and current liabilities in excess of current assets. Due to these factors, the independent auditor believes that there is substantial doubt about the Company's ability to continue as a going concern. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that the Company's operating and financing requirements provide the opportunity for the Company to continue as a going concern for at least 12 months.

Governmental regulation could adversely affect the Company's hemp operations
----------------------------------------------------------------------------

The Company's hemp cultivation, marketing, and distribution operations in Canada are subject to regulation by provincial operations, and in the United States by federal and state governments. To date, the Company has not had to expend significant resources in order to satisfy drug laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect the Company's business and increase the costs of cultivation, marketing, and distribution of the Company's hemp operations. Until regulations are altered in the United States, the Company will not be able to sell its products directly into United States markets.

The Company does not pay a cash dividend to shareholders  and  shareholders  and
--------------------------------------------------------------------------------
future  shareholders  cannot be assured  that the Company will pay a dividend in
--------------------------------------------------------------------------------
the future.
-----------

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. Further, the actual amount of any potential future dividends received from the Company will remain subject to the discretion of the Company's Board of Directors.

The Company  has a limited  cash  position  and there is no  assurance  that the
--------------------------------------------------------------------------------
Company will be able to meet its future capital requirements:
------------------------------------------------------------

The Company currently has limited sources of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future and.

The  securities of the Company will be in the "penny stock"  classification  and
--------------------------------------------------------------------------------
there are risks  including,  but not limited to, lack of liquidity in the market
--------------------------------------------------------------------------------
for the Company's stock to the shareholders as a result of this classification.
-------------------------------------------------------------------------------

The Company's stock will be subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

In addition, if the Company is subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that the Company's shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares. These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. The Company also understands that many brokerage firms will discourage their customers from trading in shares falling within the "penny stock" definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules. The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of the proposed changes that may be made in the future could have an adverse effect on the trading market for the Company's shares.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

Significant Customers and/or Suppliers
--------------------------------------

The Company has no significant customers and/or suppliers.

Employees
---------

As of 5/01/02,  the  Company  has two  employees,  including  its sole  officer,
Richard  Plotnikoff.   The  Company  employs  two  full-time  employees  at  its
headquarters located in Sidney, British Columbia.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal 2001, Fiscal 2000 and Fiscal 1999, ended December 31st , were derived from the financial statements of the Company which were audited by James Stafford, Chartered Accountants, as indicated in their report which is included elsewhere in this Registration Statement.
The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".
                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)

                                     12/31/01        12/31/00          12/31/99

Revenue                               $8,571          $5,840            $2,144
Net Income (Loss)                   ($22,758)       ($219,830)        ($418,672)
Earnings (Loss) per Share            ($0.01)          ($0.05)           ($0.07)
Dividends per Share                     0                0                 0
                                                                           -

Wtg. Avg. Shares                    4,843,700        4,829,850         5,621,083

Working Capital                     ($185,470)      ($174,416)         ($65,437)
Long - Term Debt                     $107,270         $95,919           $66,105
Shareholders' Equity                ($291,324)      ($268,566)        ($129,992)
Total Assets                         $71,546          $82,953          $114,818

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND
---------------------------------------------------------------------
RESULTS OF OPERATION
--------------------

The Company was incorporated in the province of British Columbia on April 17, 1998.

Cash Balances
-------------

The Registrant is currently unable to maintain appropriate liquidity levels to adequately fund its 2002 expenditure programs and has reason to believe that this will continue to be the case in the near term.

The Company maintains its major cash balances at one financial institution, Royal Bank of Canada, located in Sidney, British Columbia CANADA. The balances are insured up to $40,200 or $60,000 (Cdn$) per account by the Canada Deposit Insurance Corporation. At May 1, 2002, there were no uninsured cash balances.

Liquidity and Capital Resources
-------------------------------

Fiscal Year Ended December 31, 2001

As of December 31, 2001 the Company had $43,465 in cash and cash equivalents. Current assets as of December 31, 2001 were $70,130 which was approximately $11,000 lower than at the end of the Company's prior fiscal year, December 31, 2000 when current assets were $81,184. Accounts receivable at December 31, 2001 were $5,205 which was $731 higher than at the Company's prior fiscal year end.

Cash flows from operating activities for the Fiscal Year ended December 31, 2001 totaled ($15,596) including the net loss of ($22,758). The primary adjusting items for the fiscal year ended December 31, 2001 were $354 in amortization, an increase of ($732) in accounts receivable and a decrease of $7,540 in inventory. Cash flows from financing activities were $11,351 which consisted entirely of an increase in the amounts due to shareholders.

The Company plans to fund its future operations through additional sales of its unregistered common stock or loans from Management as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.

Fiscal Year Ended December 31, 2000

As of December 31, 2000 the Company had $47,710 in cash and cash equivalents. Current assets as of December 31, 2000 were $81,184 which was approximately
$32,000 lower than at the end of the Company prior fiscal year when current assets were $113,268. Accounts receivable at December 31, 2000 were $4,474 which was $1,946 higher than the Company's prior fiscal year end.

Cash flows from operating activities for the fiscal year ended December 31, 2000 totaled ($79,668) including the net loss of ($219,830). The primary adjusting items for the fiscal year ended December 31, 2000 were $369 in amortization, an increase of ($1,946) in accounts receivable and an increase of $141,739 in accounts payable. Cash flows from financing activities totaled $46,226 which consisted of $16,412 from the issuance of capital stock and $29,814 from an increase in amounts due to shareholders.

Capital Resources

The Registrant's capital resources are comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through brokers, financial institutions and other intermediaries. The Registrant's management is of the view that conventional banking is unavailable to resource companies which are in the exploration stage. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant's capital resources are not anticipated to change materially in 2002.

The Registrant has no other anticipated capital expenditures of a material amount.

The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Registrant's business, there are no trends in the nature of its capital resources which could be considered predictable. To date, the Registrant's capital resources have consisted solely of the issuance of common shares pursuant to a private placement.

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained.

The Company has incurred operating losses since its inception (April 17, 1998) that raise substantial doubt about its ability to continue as a going concern. The Company anticipates that current cash reserves and projected revenues will not provide adequate cash flow to meet expected 2002 expenditures. In the event the Company is unable to access the capital markets through private placements, the Company will cease operations and be forced into liquidation. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company. A reorganization of the Company may include, but not be limited to, reduction in expenditures, disposal of assets, reducing ownership interest in hemp operations, reverse stock split, seek out a larger hemp company for merger, and/or develop strategic alliances with other companies.

Results of Operations
--------------------

The Fiscal Years Ended December 31, 2001 and December 31, 2000
--------------------------------------------------------------

For the fiscal year ended December 31, 2001 sales were $8,571 which was $2,731 greater than for the fiscal year ended December 31, 2000.

During Fiscal 2001 operating expenses averaged about $1,397 per month which was significantly less than in the prior fiscal year. The decrease in operating expenses came about after management terminated all management and consulting fee payments. The cost of goods sold was about 170% higher than sales during Fiscal 2001. Management attributed the unprofitable level of the cost of goods sold to the low level of sales and anticipates that with a more concentrated sales effort this trend will reverse itself.

The Fiscal Years Ended December 31, 2000 and December 31, 1999
--------------------------------------------------------------

For the fiscal year ended December 31, 2000 sales were $5,840 which was $3,696 greater than for the fiscal year ended December 31, 1999.

During Fiscal 2000 operating expenses averaged about $16,885 per month with the two major expenses consisting of management fees and consulting fees. The cost of goods sold during Fiscal 2000 was $39,822 which was which was about 681% greater than total sales.

Income Taxes
------------

All tax returns due for the Company have been filed.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Recent Accounting Pronouncements
--------------------------------

In March 2000, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - and interpretation of APB Opinion No. 25 ("FIN 44"). This opinion provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that FIN 44 covers events occurring during the period from December 15, 1998 and January 12, 2000, but before July 1, 2000, the effects of applying this Interpretation are to be recognized on a prospective basis. The Company has no stock options outstanding or contemplated, and therefore the Company does not expect the impact on its financial position or results of operations to be material.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Subsequently, the SEC released SAB 101B, which delayed the implementation date of SAB 101 for registrants with fiscal years beginning between December 16, 1999 and March 15, 2000. The Company does not expect the impact on its financial position or results of operations to be material.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 137, and 138, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), effective beginning with the first quarter of fiscal years beginning after June 30, 2000. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect the impact on its financial position or results of operations to be material.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company utilizes the residence of its President and Director, Mr. Richard Plotnikoff, for offices. No monthly fee is paid to Mr. Plotnikoff for rent.

The office is approximately 500 square feet and contains two computers, internet capabilities with LAN system for both computers; one laser printer; one color printer; one scanner; two desks; two chairs; and, two filing cabinets.

The Company leases a 2000 square foot storage facility from Atlas Cold Storage which is located at 1588 Cliveden Avenue, Delta, British Columbia. This facility is utilized for the storage of hemp oil and hemp cake. The Company pays monthly rent for this facility in the amount of $304.00.

The Company has a second storage facility which consists of 500 square feet and is located in Richmond, British Columbia at 10471 Palmberg Road. Hemp oil is stored at this facility and the monthly charge to the Company was $450.00. It is now on an exchange or barter of hemp products in lieu of rent.

The Company has a third storage facility located in Saanichton, British Columbia at #2 - 7816 East Saanich Road. There is no charge to the Company for the use of this facility where the Company stores hemp oil.

The Company considers its facilities adequate for current purposes.




ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
        MANAGEMENT
        ----------

The Registrant is a privately held corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of May 1, 2002 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2
                            Five Percent Shareholders

Title                              Amount and Nature Percent
  of                               of Beneficial     of
Class   Name of Beneficial Owner   Ownership         Class #
------------------------------------------------------------
Common  Richard Plotnikoff (1)     3,249,000          67.0%
Common  Elena Bendall      (2)       600,000          12.4%
Common  Hilde Plotnikoff   (3)       300,000           6.2%
TOTAL                              4,149,000          85.6%

# Based on 4,843,700 shares outstanding as of May 1, 2002.

1. 3,249,000 of these shares are restricted pursuant to Rule 144. Mr. Plotnikoff's address is 9175 Mainwaring Road, Sidney, British Columbia CANADA V8L 1J9.
2. 600,000 of these shares are restricted pursuant to Rule 144. Mrs. Bendall is the mother of Richard Plotnikoff, the President and a Director of the Company. Her address is #219 - 50 Songhees Road, Victoria, British Columbia CANADA V9A 7J4.

3. 300,000 of these shares are restricted pursuant to Rule 144. Mrs. Plotnikoff is the wife of Richard Plotnikoff, the President and a Director of the Company. Here address is 9175 Mainwaring Road, Sidney, British Columbia CANADA V8L 1J9.

Table No. 3 lists as of May 1, 2002, all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.





                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                 Amount and Nature             Percent
  of                                      of Beneficial                  of
Class   Name of Beneficial Owner              Ownership             Class #
---------------------------------------------------------------------------
Common  Richard Plotnikoff Pres. & Director (1)          3,249,000    67.0%
Common  Wayne Hachie       Vice President                   20,000     0.4%
Common  Gero Leson         Director                         20,000     0.4%
Total                                                    3,289,000    67.8%

(1) 3,249,000 of these shares are restricted pursuant to Rule 144.

# Based on 4,843,700 shares outstanding as of May 1, 2002.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of May 1, 2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                   Table No. 4
                                    Directors

                                                            Date
First                                                    Elected
Name                                  Age           or Appointed
----------------------------------------------------------------
Richard Plotnikoff                     41          April 17,1998
Gero Leson                             46          Sept. 10,2001

Table No. 5 lists, as of May 1, 2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Two Executive Officers are residents/citizens of Canada. Dr.Gero Leson is a U.S. resident/citizen




                                   Table No. 5
                               Executive Officers

Name            Position                Date of Board Approval
---------------------------------------------------------------

Richard Plotnikoff  President                   April 17, 1998
Wayne M.Hachie      Vice President               June 10, 2001


Business Experience
-------------------

Richard Plotnikoff: Mr. Plotnikoff is President and a Director of the Company. He has been employed by the Company since April 17, 1998. His responsibilities include coordinating strategy, planning, and product development. Mr. Plotnikoff devotes 95% of his time to the affairs of the Company. He has been involved in the herb industry since 1989 at which time he founded a private company called Kayto Life Herbs International Corp. Prior to his involvement with Kayto Life Herbs International Corp., Mr. Plotnikoff was an Inspector employed by Revenue Canada in the Customs and Excise Division. Mr. Plotnikoff has a holding company called Shopcom Holdings Ltd. and spends approximately 5% of his time on the operations of the Holding Company.

Mr. Wayne M. Hachie: Mr. Hachie is Vice President of the Company. Mr. Hachie has been involved in the natural health industry since 1978. He has been the President and CEO of Dogwood Management Ltd., a company that is a raw materials supplier, since May of 1978. On February 1, 1998 he became a management consultant to Pharmanutrients Botanical Corporation, a company that is a leader in botanical and nutritionals. Mr. Hachie spends approximately 10% of his time on the operations of the Company.

Dr. Gero Leson: Dr. Leson is a member of the Company's Board of Directors. He was elected to this position on Sept.20, 2001. Dr. Leson attended the University of Cologne where he received his Masters Degree in Physics in 1984 and the University of California at Los Angeles where he received his Doctorate in Environmental Science and Engineering in 1993. From 1997 to 1998 he was the President of Consolidated Growers and Processors located in Monterey, California. For the past five and one half years he has been the Principal of Leson Environmental Consultants located in Kensington, California. Dr. Leson spends approximately 10% of his time on the operations of the Company.

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers or directors of the Company.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Mr. Plotnikoff receives a salary of $8,600 CDN per month (which he has billed the company) and is also reimbursed for reasonable expenses incurred in the management of the Company.

The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.

During Fiscal 2001, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Richard Plotnikoff, the President of the Company, has personally loaned the Company at various times since inception: $107,270 (Cdn) on a demand basis. The loans are unsecured and there are no forms of collateral associated.

Other than described above, there have been no transactions since April 17, 1998 (Date of Incorporation), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 6,000,000 shares of common stock without par value. 4,843,700 shares of common stock were issued and outstanding at December 31, 2001, the end of the most recent fiscal year. At May 1, 2002, there were also 4,843,700 shares of common stock outstanding.

Common Stock:

All shares of the Company's Common Stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Common Stock do not have cumulative voting rights.

Subject to the prior rights of the holders of any series of preferred stock which may be issued, holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor.

Holders of shares of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities and after the liquidation preference of any preferred stock outstanding at the time.

There are no sinking fund provisions applicable to the Common Stock.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
----------------------------------------------------

The   Company's   common   stock  does  not  trade  on  any   exchange   or  any
Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933. The Company acts as its own registrar and transfer agent for the common stock.

On March 1, 2002, shareholders' list for the Company's common shares showed 22 registered shareholders and 4,843,700 shares outstanding

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.


ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                            Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------

The following table identifies all of the shares which have been sold by the company in private transactions:

------- ------------------------------- ----------------------- ----------------
Date    Seller                          Purchaser               Number of Shares
------- ------------------------------- ----------------------- ---------------
------- ------------------------------- ----------------------- ---------------
  4/98  Canadian Hemp Corp.             R. Plotnikoff                3,249,000
------- ------------------------------- ----------------------- ---------------
  4/98  Canadian Hemp Corp.             H. Plotnikoff                  300,000
------- ------------------------------- ----------------------- ---------------
  4/98  Canadian Hemp Corp.             M. Hamilton                    800,000
------- ------------------------------- ----------------------- ---------------
  8/98  M. Hamilton                     R. Plotnikoff                  600,000
------- ------------------------------- ----------------------- ---------------
  2/99  Canadian Hemp Corp.             D. Brodsky                     100,000
------- ------------------------------- ----------------------- ---------------
  3/99  Canadian Hemp Corp.             E. Bendall                     600,000
------- ------------------------------- ----------------------- ---------------
  5/99  Canadian Hemp Corp.             L. Zinovich                     80,000
------- ------------------------------- ----------------------- ---------------
  5/99  L. Zinovich                     K. Schaeffer                    20,000
------- ------------------------------- ----------------------- ---------------
  5/99  Canadian Hemp Corp.             R. Garry                        50,000
------- ------------------------------- ----------------------- ---------------
  6/99  R. Plotnikoff                   Zeus Holding                   600,000
------- ------------------------------- ----------------------- ---------------
  6/99  Canadian Hemp Corp.             Zeus Holding                 1,000,000
------- ------------------------------- ----------------------- ---------------

  7/99  Canadian Hemp Corp.             G. Amelie                       25,000
------- ------------------------------- ----------------------- ---------------
  9/99  Canadian Hemp Corp.             Ardm. R. Group                  20,000
------- ------------------------------- ----------------------- ---------------
  9/99  Canadian Hemp Corp.             J. Scarbroough                  70,000
------- ------------------------------- ----------------------- ---------------
  9/99  Canadian Hemp Corp.             D. Nelson                       70,000
------- ------------------------------- ----------------------- ---------------
 10/99  Canadian Hemp Corp.             B. Chadwick                      8,000
------- ------------------------------- ----------------------- ---------------
 10/99  L. Zinovich                     D. Heise                        20,000
------- ------------------------------- ----------------------- ---------------
 10/99  Canadian Hemp Corp.             G. Sundberg                     10,000
------- ------------------------------- ----------------------- ---------------
 10/99  Canadian Hemp Corp.             B Campbell                       7,000
------- ------------------------------- ----------------------- ---------------
 12/99  Zeus Holding                    Canadian Hemp Corp.          1,600,000
------- ------------------------------- ----------------------- ---------------
  1/00  Canadian Hemp Corp.             Gero Leson                      20,000
------- ------------------------------- ----------------------- ---------------
  5/00  Canadian Hemp Corp.             T. Dunphy                       11,000
------- ------------------------------- ----------------------- ---------------
  1/00  Canadian Hemp Corp.             W. Hachie                       20,000
------- ------------------------------- ----------------------- ---------------
  7/00  Canadian Hemp Corp.             Hot House M&D                    3,700
------- ------------------------------- ----------------------- ---------------

The shares of common stock were pursuant to an exemption to registration provided under Sections 45(2)(5) and 74(2)(4) of the Securities Act (British Columbia (the "BC Act")or Sections 89(a) and 128(a) of the Securities Rules (British Columbia).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company Act of the province of British Columbia, Canada (the "B.C. Act") expressly authorizes a British Columbia Corporation to agree to indemnify its officers and directors against claims or liabilities arising out of such persons' conduct and officers or directors. The Company has not adopted certain provisions to its Articles of Incorporation or Bylaws to eliminate personal liability of managers. The B.C. Act authorizes corporations to eliminate the personal liability of directors to corporations and their managers for monetary damages for breach or alleged breach of directors' fiduciary "duty of care". Although such provisions do not change a director's duty of care, it enables the corporation to limit available relief to equitable remedies such an injunction or rescission. The statute permits corporations to limit available remedies of members in connection with such transactions, as well as in other circumstances. The Company has been advised that, in the opinion of the United States Securities and Exchange Commission, the statute will have no effect on claims under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of James Stafford, independent Chartered Accountants, for the audited financial statements for Fiscal 2001, ended December 31, 2001 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 2001
-----------------------------------------------

Auditors' Report, dated March 15, 2002

Balance Sheets at 12/31/01, 12/31/00 and 12/31/99

Statements of Operations and Deficit for the Years Ended 12/31/01, 12/31/00, 12/31/99 and Cumulative Amounts from Incorporation to 12/31/01

Statements of Cash Flows for the Years Ended 12/31/01, 12/31/00, 12/31/99 and Cumulative Amounts from Incorporation to 12/31/01

Statements of Changes in Shareholders' Equity for the years ended December 31,2001, 2000, 1999, and 1998.

Notes to Financial Statements

PART III

Item 1. INDEX TO EXHIBITS:

Exhibit number

3.1      Articles of Incorporation
3.2      ByLaws (included in Exhibit 3.1)
4.1      Instruments defining the rights of security holders(Stock Certificate)
10.1     Material Contract-Hemp Growing Contract (sample)
11       *Statements re computation of per share earnings
23       Consent of Accountants


*to be supplied via amendment

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CANADIAN HEMP CORPORATION
                                          (Registrant)



Date: May    , 2002           By: /s/ Richard Plotnikoff

                               Canadian Hemp Corp.
                          (A Development Stage Company)


                              Financial Statements
                         (Expressed in Canadian dollars)
                                December 31, 2001

              [Letterhead of James Stafford, Chartered Accountants]



                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Canadian Hemp Corp.
(A Development Stage Company)


We have audited the balance sheets of Canadian Hemp Corp. as at December 31, 2001, 2000 and 1999 and the statements of operations and deficit, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001, 2000, and 1999 and the results of its operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Application of United States generally accepted accounting principles would have affected the balance sheets at December 31, 2001, 2000, and 1999 and statements of operations and deficit, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999 to the extent summarized in
Note 10 to the financial statements.

                                                           "James Stafford"

Vancouver Canada                                         Chartered Accountants
Vancouver, Canada
March 15, 2002

                            COMMENTS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when there are substantial uncertainties about the company's ability to continue as a going concern, as referred to in Note 1 to the financial statements. Our report to the shareholders dated March 15, 2002 is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                           "James Stafford"

Vancouver Canada                                         Chartered Accountants
Vancouver, Canada
March 15, 2002

                                   ----------
            The Randall Building, Suite 300, 555 West Georgia Street,
                         Vancouver, BC, Canada, V6B 1Z6
                  Telephone: (604) 669-0711 Fax: (604) 669-0754
                     Email: jamesstafford@jamesstafford.ca

Canadian Hemp Corp.
(A Development Stage Company)
Balance Sheets
(Expressed in Canadian dollars)
As at December 31
============================================================= =============== ================ ===============
                                                                   2001            2000             1999
------------------------------------------------------------- --------------- ---------------- ---------------

ASSETS

Current
    Cash and cash equivalents                                 $    43,465     $    47,710      $    81,740
    Accounts receivable                                             5,205           4,474            2,528
    Inventory                                                      21,460          29,000           29,000
                                                              -----------     -----------      -----------

                                                                   70,130          81,184          113,268

Capital assets (Note 4)                                             1,416           1,769            1,550
                                                               ----------     -----------      -----------

                                                              $    71,546     $    82,953      $   114,818
============================================================= =============== ================ ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                  $   255,600     $   255,600      $   178,705

Due to shareholders                                               107,270          95,919           66,105
                                                              -----------     -----------      -----------

                                                                  362,870         351,519          244,810
                                                              -----------     -----------      -----------

Shareholders' equity
    Capital stock (Note 5)
       Authorized
          6,000,000 of voting common shares without par value
       Issued and outstanding
          4,843,700 common shares 2001 (2000 - 4,843,700)
          (1999 - 4,789,000)                                      399,068         399,068          317,812
    Deficit, accumulated during the development stage            (690,392)       (667,634)        (447,804)
                                                              ------------    ------------     ------------

                                                                 (291,324)       (268,566)        (129,992)
                                                              ------------    ------------     ------------

                                                              $    71,546     $    82,953      $   114,818
============================================================= =============== ================ ===============

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)


   The accompanying notes are an integral part of these financial statements.

Canadian Hemp Corp.
(A Development Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian dollars)
============================================= =================== =================== =================== ===================
                                                      Cumulative
                                                    Amounts from        For the Year        For the Year        For the Year
                                                Incorporation to               Ended               Ended               Ended
                                                    December 31,        December 31,        December 31,        December 31,
                                                            2001                2001                2000                1999
--------------------------------------------- ------------------- ------------------- ------------------- -------------------

REVENUE
    Sales                                     $        16,555     $         8,571     $         5,840     $         2,144
    Cost of goods sold                               (174,692)            (14,567)            (39,822)           (120,303)
                                              ----------------    ----------------    ----------------    ----------------

GROSS MARGIN                                         (158,137)             (5,996)            (33,982)           (118,159)
                                              ----------------    ----------------    ----------------    ----------------

GENERAL AND ADMINISTRATIVE
    Accounting and legal                              133,722               2,290              11,150             118,467
    Advertising and promotion                           8,858                 602               3,901               3,483
    Amortization                                          895                 354                 369                 172
    Bank charges and interest                           1,272                 267                  96                 896
    Consulting fees                                   108,714                   -              64,845              37,203
    Commissions                                        20,000                   -                   -              20,000
    Corporate financing                                42,187                   -                 300              41,887
    Insurance                                             550                   -                   -                 550
    Management fees                                   127,600                   -             103,200              24,400
    Meals and entertainment                             8,121                   -               2,344               3,950
    Office and miscellaneous                           14,497                 827               2,404               7,097
    Rent                                                9,444                   -               5,336               4,108
    Telephone                                          13,206               3,499               3,978               4,483
    Travel                                             13,312                   -               2,294               9,890
    Vehicle expenses                                    3,778                   -               2,401                 930
    Wages and benefits                                  8,923               8,923                   -                   -
                                              ---------------     ---------------     ---------------     ---------------

                                                      515,079              16,762             202,618             277,516
                                              ---------------     ---------------     ---------------     ---------------

Net loss before other item                           (673,216)            (22,758)           (236,600)           (395,675)

Other item
    Foreign exchange gain (loss)                       (6,227)                  -              16,770             (22,997)
                                              ----------------    ---------------     ---------------     ----------------

Net loss for the period                              (679,443)            (22,758)           (219,830)           (418,672)

Deficit, accumulated during the development
    stage, beginning of period                              -            (667,634)           (447,804)            (18,183)

    Cancellation of treasury stock (Note 5)           (10,949)                  -                   -             (10,949)
                                              ----------------    ---------------     ---------------     ----------------

Deficit, accumulated during the development
    stage, end of period                      $      (690,392)    $      (690,392)    $      (667,634)    $      (447,804)
============================================= =================== =================== =================== ===================

Basic loss per share (Note 2)                                     $            (0.01) $         (0.05)    $         (0.07)
============================================= =================== =================== =================== ===================




   The accompanying notes are an integral part of these financial statements.

Canadian Hemp Corp.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in Canadian dollars)
========================================================  =================    ================   ===============  ===============
                                                                 Cumulative        For the Year      For the Year     For the Year
                                                               Amounts from
                                                           Incorporation to               Ended             Ended            Ended
                                                               December 31,        December 31,      December 31,     December 31,
                                                                       2001                2001              2000             1999
--------------------------------------------------------  -----------------    ----------------   ---------------  ---------------

 Cash flows from operating activities
     Loss for the year                                    $        (679,443)   $        (22,758)  $      (219,830) $      (418,672)
        Items not affecting cash:
           Amortization                                                 895                 354               369              172
                                                          -----------------    ----------------   ---------------  ---------------

                                                                   (678,548)            (22,404)         (219,461)        (418,500)

     Change in non-cash working capital items
        (Increase) decrease in accounts receivable                   (5,206)               (732)           (1,946)          (2,051)
        (Increase) decrease in inventory                            (21,460)              7,540                 -          (21,000)
        Increase (decrease) in accounts payable                     300,387                   -           141,739          158,648
                                                          -----------------    ----------------   ---------------  ---------------

                                                                   (404,827)            (15,596)          (79,668)        (282,903)
                                                          ------------------   -----------------  ---------------- ---------------

 Cash flows from financing activities
     Increase in amounts due to shareholders                        107,270              11,351            29,814           62,800
     Capital stock issued for cash                                  567,399                   -            16,412          524,716
     Shares subscriptions received in advance                        17,000                   -                 -           17,000
                                                          -----------------    ----------------   ---------------  ---------------

                                                                    691,669              11,351            46,226          604,516
                                                          -----------------    ----------------   ---------------  ---------------

 Cash flows from investing activities
     Purchase of capital assets                                      (2,310)                  -              (588)          (1,722)
     Investment in TGP Capital Corporation (Note 3)                (241,067)                  -                 -         (241,067)
                                                          ------------------   ----------------   ---------------  ----------------

                                                                   (243,377)                  -              (588)        (242,789)
                                                          ------------------   ----------------   ---------------- ----------------

 Increase (decrease) in cash and cash equivalents                    43,465              (4,245)          (34,030)          78,824

 Cash and cash equivalents, beginning of year                             -              47,710            81,740            2,916
                                                          -----------------    ----------------   ---------------  ---------------

 Cash and cash equivalents, end of year                   $          43,465    $         43,465   $        47,710  $        81,740
 =======================================================  ==================== ================== ================ ===============


Supplemental Disclosures with respect to Cash Flows (Note 11)









   The accompanying notes are an integral part of these financial statements.

Canadian Hemp Corp.
(A Development Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian dollars)
For the years ended December 31
====================================================== ============== ============== ============== ==============

                                                                                           Deficit
                                                                                       Accumulated
                                                              Number                    During the
                                                           Of Shares                   Development
                                                              Issued         Amount          Stage          Total
------------------------------------------------------ -------------- -------------- -------------- --------------

Balance at April 17, 1998, date of incorporation                  -   $          -   $          -   $          -
  Shares issued for cash                                  4,449,000         26,271                        26,271
  Net loss for the period                                         -              -        (18,183)       (18,183)
                                                       ------------   ------------   -------------  -------------

Balance at December 31, 1998                              4,449,000         26,271        (18,183)         8,088
  Shares issued for cash                                  1,940,000        524,716                       524,716
  Shares purchased as treasure stock and cancelled       (1,600,000)      (250,175)       (10,949)      (261,124)
  Share subscriptions received in advance                         -         17,000              -         17,000
  Net loss for the period                                         -              -       (418,672)      (418,672)
                                                       ------------   ------------   -------------  -------------

Balance at December 31, 1999                              4,789,000        317,812       (447,804)      (129,992)
  Shares issued for cash                                     11,000         16,412                        16,412
  Shares issued for debt                                     43,700         64,844                        64,844
  Net loss for the period                                         -                      (219,830)      (219,830)
                                                       ------------   ------------   -------------  -------------

Balance at December 31, 2000                              4,843,700        399,068       (667,634)      (268,566)
  Net loss for the period                                         -              -        (22,758)       (22,758)
                                                       ------------   ------------   -------------  -------------

Balance at December 31, 2001                              4,843,700   $    399,068   $   (690,392)  $   (291,324)
====================================================== ============== ============== ============== ==============





























   The accompanying notes are an integral part of these financial statements.

Canadian Hemp Corp.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in Canadian dollars)
December 31, 2001
================================================================================

1.       Nature and Continuance of Operations

         Canadian Hemp Corp. (the "Company") was incorporated under the laws of the province of British Columbia on April 17, 1998 and is in the development stage. The Company is in the business of cultivating hemp, manufacturing and selling various hemp products.

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2.       Significant Accounting Policies

         Cash and cash equivalents

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

         Capital assets

         Capital assets are recorded at cost and are amortized over their estimated useful lives at the following annual rates:

                Furniture and equipment          20%        declining balance

         Foreign exchange

         Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

         Loss per share

         Loss per share is calculated using the weighted average number of shares outstanding during the year. For the years ended December 31, 2001, 2000, and 1999, the weighted average number of common shares outstanding was 4,843,700, 4,829,850, and 5,621,083 respectively.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimated amounts.

Canadian Hemp Corp.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in Canadian dollars)
December 31, 2001
================================================================================

         Financial instruments

         Financial instruments are initially recorded at historical costs. If subsequent circumstances indicate that a decline in fair value of a financial instrument is other than temporary, the financial asset is written-down to its fair value.

3.       Investment

         During the year ended December 31, 1999 the Company issued 1,000,000 common shares for cash proceeds of $250,000 to an investor (the "Investor"). The Investor also purchased 600,000 common shares of the Company from the Company's majority shareholder. A condition of these transactions was that the Company advance a total of US$215,000 to TPG Capital Corporation ("TPG") to be used for the purpose of acquiring a US publicly traded entity to be used by the Company for financing future profitable operations of the Company. A total of $241,067 of this amount was advanced to TPG during the year ended December 31, 1999 (the "Investment"). The Company subsequently decided this venture was not suitable to its business needs and sold the Investment to the Investor in exchange for releases from the Investor and TPG of any related future obligations and a return of the 1,600,000 common shares of the Company originally issued to the Investor. This treasury stock was cancelled during the year ended December 31, 1999.

4.       Capital Assets

         ============================ ========= ============ ===========================
                                                Accumulated          Net book value
                                       Cost     amortization     2001      2000     1999
         ---------------------------- --------- ------------ -------- --------- --------
         Furniture and equipment      $ 2,311   $     895     $ 1,416  $  1,769  $ 1,550
         ============================ ========= ============ ======== ========= ========

5.       Capital Stock

         During the year ended December 31, 1999, the Company purchased 1,600,000 common shares of the Company as treasury stock in exchange for an investment with a book value of $241,067 (Note 3).

6.       Related Party Transactions

         During the year ended December 31, 2001 the Company paid or accrued management fees of $NIL (2000- $103,200, 1999 - $24,400) to a director of the Company.

         During the year ended December 31, 2000 the Company issued 20,000 common shares of the Company to a director of the Company for payment of consulting fees valued at $29,702.

         During the year ended December 31, 1999 the Company purchased 1,600,000 common shares of the Company as treasure stock in exchange for an investment of the Company with a book value of $241,067 (Note 5). This treasury stock was cancelled during the year ended December 31, 1999.

Canadian Hemp Corp.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in Canadian dollars)
December 31, 2001
================================================================================

7.       Income Taxes

         Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 45.6%

                                                                         2001            2000           1999
         ------------------------------------------------------- --------------- --------------- -----------
         Loss before income taxes (recovery)                     $    (22,758)   $   (236,600)  $   (395,675)

         Expected income taxes (recovery)                             (10,378)       (107,890)      (180,428)

              Tax loss benefit not recognized for book purposes       (10,378)        107,890        180,428
                                                                 -------------   ------------   ------------

         Actual income taxes                                     $          -    $          -   $          -
         ======================================================= =============== ============== ============

         The Company has non-capital losses in the amount of $675,401, which may be carried forward and applied against taxable income in future years. These losses expire as follows:

                                    2005          $    18,183
                                    2006              416,525
                                    2007              218,289
                                    2008               22,404
                                                  -----------

                                                  $   675,401
                                                  ===========

         The potential benefits of the above have not been recognized in the financial statements.

8.       Commitments

         On September 1, 1999 the Company entered into an employment agreement whereby a director of the Company will be paid management remuneration $8,600 per month for a term of 120 months. Under the agreement, the Company may pay, at its discretion, up to $10,000 per year to a retirement benefit plan of the director.

         During the year ended December 31, 1999, the Company agreed to settle debt of $100,000 related to legal fees by issuing 100,000 common shares of the Company. These share have not yet been issued and the related amount is included in accounts payable at December 31, 1999, 2000 and 2001.

         The Company agreed to issue 10,000 common shares of the Company valued at $10,000 to a contractor in exchange for related debts of the Company. These shares had not been issued at December 31, 2001.

Canadian Hemp Corp.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in Canadian dollars)
December 31, 2001
================================================================================

9.       United States Generally Accepted Accounting Principles

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

             i. Earnings (loss) per share

                Under both Canadian and United States generally accepted accounting principles, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year. For Canadian reporting purposes fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

                For United States reporting purposes, in February 1997, the Financial Accounting Standards Board issued Statement of Financial Standards No. 128, "Earnings per share" ("SFAS 128"). Under SFAS 128, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the year and potentially dilutive common shares.

                The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States generally accepted accounting principles for the years ended December 31, 2001, 2000, and 1999 were 4,843,700, 4,829,850, and
                5,621,083 respectively. The calculation of diluted loss per share for the years ended December 31, 2001, 2000, and 1999 proved to be anti-dilutive.

             ii. Comprehensive income

                In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholder' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997.

                The Company adopted SFAS No. 130 for the period ended December 31, 1998. Total comprehensive loss for the years ended December 31, 2001, 2000, and 1999 was the same as net loss for the same periods.

             iii. Concentration of credit risk

                The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

Canadian Hemp Corp.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in Canadian dollars)
December 31, 2001
================================================================================

             iv. Income taxes

                Income taxes are calculated in accordance with the provision set forth in SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109 deferred income taxes are determined using an asset and liabilities approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities and gives immediate effect to changes in income tax laws.

                Temporary differences giving rise to the deferred tax asset consist primarily of the excess of amortization for accounting purposes over the amount for tax purposes.

                The Company has fully reserved the tax benefits of these amounts because the likelihood of realization of the tax benefits cannot be determined.

             v. Basic loss per share is computed as follows:

                                                            For the year ended For the year ended   For the period April 7 to
                                                             December 31, 2001   December 31, 2000      December 31, 1999
                -------------------------------------------------------------------------------------------------------------
                Numerator:
                    Numerator for net loss per share            $     (22,758)     $    (219,830)     $    (418,672)
                Denominator:
                    Weighted average shares outstanding             4,843,700          4,829,850          5,621,083
                ----------------------------------------------- ------------------ ------------------ ------------------------
                Net loss per share - basic                      $       (0.01)     $     (0.05)       $       (0.08)
                ----------------------------------------------- ------------------ ------------------ ------------------------

11.      Supplemental Disclosures with Respect to Cash Flows

                                                        2001   2000   1999
         ---------------------------------------------------  -----  -----

         Cash paid during the year for interest        $ Nil  $ Nil  $ Nil
         ===================================================  =====  =====

         Cash paid during the year for income taxes    $ Nil  $ Nil  $ Nil
         ===================================================  =====  =====

         Significant non-cash transactions for the year ended December 31, 2000 included:

         i. The Company issued 43,700 common shares, with a deemed value of $64,844 in exchange for debts of the Company.

         Significant non-cash transactions for the year ended December 31, 1999 included:

         i. The Company purchased 1,600,000 common shares of the Company as treasury stock in exchange for an investment with a carrying cost of $241,067 (Note 6).

12.      Segmented Information

         The Company operates in Canada within the manufacturing sector.